SUB-ITEM 77C:  Submission of Matters to a Vote of Security Holders

	A special meeting of shareholders was held on April 11, 2003 to elect eight directors to the Board of Directors of the Fund. The results of the votes tabulated at the special meeting are reported below.


Name of Director	For			Withheld

Richard H. Francis	19,166,668.003 shares	1,710,646.814 shares

Jack W. Fritz		19,183,290.693 shares	1,694,024.124 shares

Joseph D. Gallagher	19,178,830.734 shares	1,698,484.083 shares

Jeffrey E. Garten	19,185,861.524 shares	1,691,453.293 shares

Peter F. Krogh		19,183,637.005 shares	1,693,677.812 shares

James S. Pasman, Jr.	19,166,256.491 shares	1,711,058.326 shares

William W. Priest, Jr.	19,196,950.491 shares	1,680,364.326 shares

Steven N. Rappaport	19,179,194.676 shares	1,698,120.141 shares